EXHIBIT 99(f)
PHYSICIANS INSURANCE COMPANY OF WISCONSIN, INC.
CHANGE OF CONTROL BENEFITS POLICY
(As of January 31, 2005)
     This document sets forth all applicable terms of the Change of Control Policy (the “Policy”) of Physicians Insurance Company of Wisconsin, Inc. (the “Company”), effective as of the date set forth above and until further amended or terminated by the Company’s Board of Directors (together with a properly authorized committee thereof, the “Board”) in accordance with the terms hereof.
Eligible Participants:
In order to be eligible to receive any benefits under this Policy, a person must be a “Participant” (meaning either a Level 1 Participant or a Level 2 Participant, each as defined below) immediately prior to the closing of a Change of Control, must have executed the Acknowledgment and Agreement to Participate document attached hereto as Exhibit A, and must prior to receiving any benefits hereunder have executed the Release described in the “Additional Conditions” section below.
Level 1 Participant: “Level 1 Participant” shall mean any Vice President or Assistant Vice President of the Company as of immediately prior to (meaning, for purposes of this Policy, at any time within 30 days prior to) the closing of a Change of Control.
Level 2 Participant: “Level 2 Participant” shall mean any person holding the position of Senior Vice President of the Company, or any position senior to that of a Senior Vice President position (including the Chief Financial Officer (the “CFO”) and Chief Executive Officer (the “CEO”)), as of immediately prior to (meaning, for purposes of this Policy, at any time within 30 days prior to) the closing of a Change of Control.
Definitions:
“Change of Control” means any of the following transactions:
1. A dissolution or liquidation of the Company;
2. A sale, lease or other disposition of all or substantially all of the assets of the Company, so long as the Company’s stockholders of record immediately prior to such transaction will, immediately after such transaction, fail to possess direct or indirect beneficial ownership of more than fifty percent (50%) of the voting power of the acquiring entity (for purposes of this paragraph 2, any person who acquired securities of the Company prior to the occurrence of such asset transaction in contemplation of such transaction and who after such transaction possesses direct or indirect ownership of at least ten percent (10%) of the securities of the acquiring entity immediately following such transaction shall not be included for purposes of the 50% calculation in the group of stockholders of the Company immediately prior to such transaction);
3. Either a merger or consolidation in which the Company is not the Surviving corporation and the stockholders of the Company immediately prior to the merger or Consolidation fail to possess direct or indirect beneficial ownership of more than fifty percent (50%) of the voting power of the securities of the surviving corporation (or if the surviving corporation is a controlled affiliate of another entity, then the required beneficial ownership shall be determined with respect to the securities of that entity which controls the surviving corporation and is not itself a controlled affiliate of any other entity) immediately following such transaction, or a reverse merger in which the Company is the surviving corporation and the stockholders of the Company immediately prior to the reverse merger fail to possess direct or indirect beneficial ownership of more than fifty percent (50%) of the securities of the Company (or if the Company is a controlled affiliate of another entity, then the required beneficial ownership shall be determined with respect to the securities of that entity which controls the Company and is not itself a controlled affiliate of any other entity) immediately following the reverse merger (for purposes of this paragraph 3, any person who acquired securities of the Company prior to the occurrence of a merger, reverse merger, or consolidation in contemplation of such transaction and who after such transaction possesses direct or indirect beneficial ownership of at least ten percent (10%) of the securities of the Company or the surviving corporation (or if the Company or the surviving corporation is a controlled affiliate, then of the appropriate entity as determined above) immediately following such transaction shall not be included for purposes of any of the 50% calculations in the group of stockholders of the Company immediately prior to such transaction);
4. An acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or a subsidiary or other controlled affiliate of the Company, and excluding any trust or similar ownership vehicle specifically formed to hold securities of the Company in connection with any plan or program that may be adopted by the Company similar to the shareholder value plan previously proposed by the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least twenty percent (20%) of the combined voting power entitled to vote in the election of directors; provided, however, that if the Form A filing of American Physicians Assurance Corporation (“APAC”) pending before the Office of the Commissioner of Insurance (“OCI”) on the date this Policy is adopted by the Board is ultimately approved by the OCI and APAC acquires the shares of Company capital stock contemplated by such filing (as it shall exist on the date this Policy is adopted by the Board), then such acquisition of shares by APAC shall not in and of itself be deemed to be a Change of Control for purposes of this Policy; provided further however that if following the acquisition of Company stock contemplated by the currently pending Form A filing APAC (together with any other person, entity or group (as defined above) that may be acting in concert with APAC) shall become the beneficial owner of more than twenty-five percent (25%) of the combined voting power of the Company’s outstanding stock, then such beneficial ownership of Company stock shall be deemed to constitute a Change of Control; or
5. The individuals who, as of the date of this Policy, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty percent (50%) of the Board. If the election, or nomination for election by the

Company’s stockholders, of any new director was approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board.
“Involuntary Termination” means termination of employment with the Company under either of the following circumstances at any time within 30 days prior to or 18 months following a Change of Control:
1. Termination of the Participant’s employment by the Company other than for Cause (as defined below), or
2. Termination of the Participant’s employment by the Participant within 30 days of the first occurrence any of the following circumstances and within 15 days following notice to the Company of the circumstance or circumstances set forth in this paragraph 2 giving rise to Participant’s termination:
a.	the Participant’s duties and responsibilities to the Company are materially diminished relative to his or her duties and responsibilities as in effect at any time from the time immediately prior to the closing of the Change of Control or at any time within the 18 month period thereafter, without the Participant’s prior written consent, provided, however, that a mere change in the Participant’s title to reflect the corporate structure of the entity or group that includes the Company following the Change of Control shall not on its own provide a basis for the Participant’s terminating his or her employment under this paragraph 2.a.;

b.	the Participant is subject to any reduction of greater than ten percent (10%) in the total value of his or her base compensation and benefits, provided that an across-the-board reduction in the base compensation and benefits of all other employees of the Company and all employees of the acquiring entity effecting the Change of Control (and all employees of such acquiring entity’s subsidiaries and controlled affiliates), in each case in positions similar to the Participant’s by the same percentage amount (or under the same terms and conditions) as part of a general base compensation reduction and/or benefit reduction shall not constitute such a reduction providing grounds for the Participant to terminate his or her employment under this paragraph 2.b.; or

c.	without the Participant’s prior written consent, the principal place at which he or she performs his or her employment duties and responsibilities is relocated more than 30 miles each way from the location of his or her principal place of employment prior to the Change of Control.
“Cause” for termination of a Participant’s employment will exist if the Company terminates his or her employment for any of the following reasons:
a.	the Participant’s willful failure to substantially perform the lawful duties required of his or her position with the Company (other than any such failure due to his or her physical or mental illness), and such willful failure is not remedied within ten (10) business days after written notice from the

Company’s CEO or the Board, which written notice shall state that failure to remedy such conduct may result in an involuntary termination for Cause;

b.	the Participant’s engaging in willful and serious misconduct (including, but not limited to, an act of fraud or embezzlement against the Company) that has caused or is reasonably expected to result in material injury to the Company or any of its affiliates, or any act that constitutes any knowing misrepresentation involving or related to the Company’s financial statements;

c.	the Participant’s conviction of or enter a plea of guilty or nolo contendere to a crime that constitutes a felony or a crime that materially adversely affects his or her ability to perform his or her duties on behalf of the Company; or

d.	the Participant’s willful breach of any of his or her obligations related to his or her position with the Company or under any other written agreement or covenant with the Company or any of its affiliates, including, but not limited to, any agreement protecting the Company’s proprietary and confidential information, and such willful breach is not remedied within ten (10) business days after written notice from the Company’s CEO or the Board, which written notice shall state that failure to remedy such conduct may result in an involuntary termination for Cause.
Additional Conditions:
As a condition and prior to receipt of any benefits under this Policy, a Participant must deliver to the Company an effective release of claims releasing the Company and its affiliates from any claims of any nature related to the Participant’s employment with the Company, compensation while employed by the Company and termination of such employment (the “Release”). Such Release shall be in form and substance reasonably satisfactory to the Company.
In addition, as a condition and prior to receipt of any benefits under this Policy, the Participant must execute his or her acknowledgment of and agreement to all terms of this Policy on the form attached hereto as Exhibit A (the “Acknowledgment and Agreement to Participate”). By executing this Acknowledgement and Agreement to Participate, the Participant is agreeing that this Policy is the entire agreement and only arrangement between him/her and the Company under which he/she is entitled to any benefits in connection with a Change of Control of the Company, and the Participant expressly waives any rights or claims he or she may have otherwise had under any agreement or arrangement, whether oral or written, with the Company in effect as of immediately prior to the effective date of this Policy.
During the Severance Period (as defined in “Benefits” below), if the Participant is a Vice President of the Company or is a Level 2 Participant, the Participant agrees as a condition to accepting, any benefits hereunder that he or she will not be employed in any capacity Similar to the position he or she held with the Company immediately prior to the closing of a Change of Control with an employer that writes medical professional liability insurance in the State of Wisconsin.
Each Participant agrees to refrain for the Severance Period from directly or indirectly soliciting any Company employee, contractor, or insured or other customer to leave their employ or other relationship with the Company in favor of a relationship with any other party. Each Participant also acknowledges the ongoing effectiveness beyond the date of Involuntary Termination of that agreement between the Company and the Participant relating to the Participant’s obligations to maintain the confidentiality of, and assign all rights and interests in, Company proprietary information.
The Participant acknowledges that, by virtue of his or her position with the Company, he or she has proprietary information about the Company’s business which, if used for the benefit of a competitor to the Company, could cause material damage to the Company and its business. The Participant further acknowledges that, to the extent applicable, the limitations set forth above on his or her freedom to take competitive employment or solicit employees, contractors, insureds or customers to terminate their relationship with the Company, as well as the length of time during which such limitations continue, are both reasonable and necessary to protect the interests of the Company. The Participant in accepting the benefits payable hereunder acknowledges that they are provided in consideration of the Participant’s agreement to these limitations, In the event of the Participant’s breach of these limitations in any material respect, the Participant agrees immediately to forfeit all rights to any unpaid benefits under this Policy and agrees that the Company has the right to enforce these limitations in any court of competent jurisdiction by injunctive relief, as well as action for damages.
Benefits:
The benefits under this Policy to which a Participant may become entitled, following satisfaction of the conditions set forth herein, are solely as set forth in this “Benefits” section. Nothing in this Policy gives any Participant a right to receive benefits in connection with any termination of their employment other than under the circumstances specified in the following paragraph.
In the event that: (A) the Company experiences a Change of Control and (B) the Participant experiences an Involuntary Termination, then:
Level 1 Participant: A Level 1 Participant shall, beginning on the effective date of the Release he or she provides to the Company, receive (1) continuation of his or her base salary (as in effect immediately prior to the closing of the Change of Control), payable on the same payroll schedule as would have been in effect had the Level 1 Participant remained employed by the Company, for a period of (a) 6 months for any Level 1 Participant who has been employed by the Company for less than 4 years, or (b) 12 months for any Level 1 Participant who has been employed by the Company for 4 years or more; (2) reimbursement by the Company of COBRA expenses (assuming the Participant timely and accurately elects COBRA coverage) for a period equal to the lesser of the Severance Period (as defined below) or such period as commences on the date of the Involuntary Termination and ends on the date on which such Participant becomes eligible to be covered under the medical and dental plans of another employer; (3) continued ability to participate in the Company’s automobile policy as in effect 30 days prior to the Change in

Control for the Participant’s Severance Period; (4) outplacement services having a value of not more than $10,000 (provided through an outplacement service provider of the Company’s choosing); and (5) payment of a portion of any target bonus to which the Participant would have been entitled to receive for the year in which the Involuntary Termination occurred, pro-rated for such year through the end of the Participant’s Severance Period (provided that such calculation shall assume 100% achievement of any applicable performance objectives and that the Participant shall not become entitled to an amount equal to more than 100% of the target bonus (assuming 100% achievement) for the year in which the termination occurs).
Level 2 Participant: A Level 2 Participant shall, beginning on the effective date of the Release he or she provides to the Company, receive (1) continuation of his or her base salary (as in effect immediately prior to the closing of the Change of Control), payable on the same payroll schedule as would have been in effect had the Level 2 Participant remained employed by the Company, for a period of (a) 6 months for any Level 2 Participant who has been employed by the Company for less than 3 years, (b) 12 months for any Level 2 Participant who has been employed by the Company for 3 years or more, or (c) 24 months in the case of the Company’s CEO and CFO (meaning, the individual holding such position as of 30 days prior to the closing of the Change of Control); (2) reimbursement by the Company of COBRA expenses (assuming the Participant timely and accurately elects COBRA coverage) for a period equal to the lesser of the Severance Period (as defined below) or such period as commences on the date of the Involuntary Termination and ends on the date on which such Participant becomes eligible to be covered under the medical and dental plans of another employer; (3) continued ability to participate in the Company’s automobile policy as in effect 30 days prior to the Change in Control for the Participant’s Severance Period; (4) outplacement services having a value of not more than $15,000 (provided through an outplacement service provider of the Company’s choosing); (5) payment of a portion of any target bonus to which the Participant would have been entitled to receive for the year in which the Involuntary Termination occurred, pro-rated for such year through the end of the Participant’s Severance Period (provided that such calculation shall assume 100% achievement of any applicable performance objectives and that the Participant shall not become entitled to an amount equal to more than 100% of the target bonus (assuming 100% achievement) for the year in which the termination occurs); provided however that in the case of the CEO the amount payable under this subparagraph (5) shall be the amount specified under this subparagraph (5) multiplied times two; and (6) reimbursement during the Participant’s Severance Period of premiums for any life insurance policies carried by the Company with respect to the Participant prior to the Change of Control, or if the Company is unable to continue such life insurance policy for the Participant during any portion of such reimbursement period, reimbursement of premiums for a substantially equivalent life insurance policy for the Participant for the period during which the Company shall be unable to continue the original life insurance policy.
In the event that any of the Company’s employee benefit plan arrangements do not fully permit the continuation of employee benefits contemplated by subparagraph (2) above, the Company will reimburse the Participant for the cost of substantially equivalent employee benefits obtained separately by the Participant for the remainder of the covered period.
All amounts paid under this “Benefits” section shall be net of any applicable income or employment tax withholding obligations, and nothing in this paragraph shall obligate the Company to gross up any Participant with respect to any amount payable hereunder.

The “Severance Period” with respect to any Participant shall be the period specified under “Level 1 Participant” or “Level 2 Participant” above, as applicable, taking into account the length of service of the Participant as of the effective date of the Participant’s Involuntary Termination.
The foregoing benefits do not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship with the Company at any time, and any employment relationship between the Company and a Participant continues at all times to be on an at-will basis.
Additional Policy Terms
The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect. The parties intend that the limitations contained in the “Additional Conditions” paragraph above shall be construed as a series of separate covenants, one for each political subdivision of the territories referred to therein. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant set forth in such paragraph. If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants (or any part thereof) deemed included in that paragraph, then such unenforceable covenant (or such part) shall be deemed eliminated from this Policy for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced by such court. It is the intent of the parties that the covenants set forth in this Policy be enforced to the maximum degree permitted by applicable law and the Participant agrees that he/she has received adequate consideration hereunder to make such covenants enforceable against him/her. This Policy will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Wisconsin as applied to contracts made and to be performed entirely within Wisconsin, without regard to choice-of-law provisions.
Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall expressly assume the obligations under this Policy and agree expressly to perform the obligations under this Policy in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Policy, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this paragraph or which becomes bound by the terms of this Policy by operation of law.
The Board may in its sole discretion amend or terminate this Policy at any time and in any manner; provided, however, that the Board may not at any time prior to January 31, 2006 terminate or amend the Policy in a way that is materially adverse to a Participant without the written consent of the Participant (other than any amendments that the Board in good faith may deem to be appropriate in connection with the adoption and implementation of any plan or program that may be adopted by the Company similar to the shareholder value plan previously proposed by the Company); and provided further that notwithstanding anything to the contrary contained in this paragraph or in the Policy, it is the parties’ intent that no payment made or to be made hereunder shall be subject to the provisions of Section 409A(a)(l)(B) of the Internal Revenue Code, as amended, and accordingly, the parties agree that this Policy and the Participants’ rights under it shall be amended to conform to their intent as set forth in this proviso.

EXHIBIT A
Acknowledgment and Agreement to Participate
Physicians Insurance Company of Wisconsin, Inc. Change of Control Policy
     1. I have received a copy of the PHYSICIANS INSURANCE COMPANY OF WISCONSIN, INC. CHANGE OF CONTROL BENEFITS POLICY (As of January 31, 2005) (the “Policy”).
     2. I have reviewed the Policy and have had a chance to consult a lawyer to assist me in such review. Having either consulted a lawyer for such purpose or voluntarily chosen not to do so, I acknowledge that I understand the benefits, terms and conditions the Policy conveys and imposes.
     3. By my signature below I accept the benefits conveyed by the Policy and agree to all conditions of the Policy, including without limitation and to the extent applicable, my agreement to certain restrictive covenants contained in the Policy that prevent me from competing with the Company or from soliciting any service provider, insured or customer from terminating their relationship with the Company. In addition, I expressly waive any and all benefits to which I might otherwise have been entitled in connection with a Change of Control except as expressly set forth in the Policy or as otherwise required to be provided to my under applicable law.

(Signature)

Participant:

(Print Name)

Date:

[PIC WISCONSIN LETTERHEAD]
January 31, 2005
Ms Pennie R. O’Hara, CPCU, AIC
Vice President — Claims
Physicians Insurance Company
  of Wisconsin, Inc.
1002 Deming Way
Madison, WI 53717
Dear Pennie:
With this letter, we confirm to you that, notwithstanding the terms of the PIC Wisconsin Change of Control Benefits Policy dated January 31, 2005 as adopted by the PIC Wisconsin board of directors, you will be treated as a Level 2 Participant for purposes of determining the benefits available to you under such Policy, except that you will be entitled to receive the continuation of your base salary for 24 months following the “Change of Control” and your “Involuntary Termination,” so that your benefits in this regard will be equivalent to those to be afforded to the CEO and the CFO of PIC Wisconsin at the time of the “Change of Control.” Please let me know if you have any questions regarding any of this.
Sincerely,
/s/ William T. Montei
William T. Montei
President and Chief Executive Officer

[PIC WISCONSIN LETTERHEAD]
January 31, 2005
Mr. Christopher J. Brady, CIC
Senior Vice President
Physicians Insurance Company
  Of Wisconsin, Inc.
1002 Deming Way
Madison, WI 53717
Dear Chris:
With this letter, we confirm to you that, notwithstanding the terms of the PIC Wisconsin Change of Control Benefits Policy dated January 31, 2005 as adopted by the PIC Wisconsin board of directors, you will be treated as a Level 2 Participant for purposes of determining the benefits available to you under such Policy, except that you will be entitled to receive the continuation of your base salary for 24 months following the “Change of Control” and your “Involuntary Termination,” so that your benefits in this regard will be equivalent to those to be afforded to the CEO and the CFO of PIC Wisconsin at the time of the “Change of Control.” Please let me know if you have any questions regarding any of this.
Sincerely,
/s/ William T. Montei
William T. Montei
President and Chief Executive Officer